                                                                    Exhibit 12.1

                           Predecessor                              Successor
                            January 1,   March 25,
                             through      through              Years Ended Dec. 31,
                            March 24,     Dec. 31,   ---------------------------------------
                              1997         1997       1998      1999      2000         2001
                           -----------   ---------   ------    ------    ------       ------
Net income (loss) before
   taxes                     (676)         2,993      1,615     2,102     8,568        1,445
Fixed charges                 420          5,180      8,439    13,376    14,095       16,221
                             ----          -----     ------    ------    ------       ------
   Earnings                  (256)         8,173     10,054    15,478    22,663       17,666
Fixed charges                 420          5,180      8,439    13,376    14,095       16,221
Fixed charge coverage          --            1.6x       1.2x      1.2x      1.6x         1.1x
                             ====          =====     ======    ======    ======       ======

For purposes of calculating the ratio of earnings to fixed charges, earnings represent income (loss) before income taxes plus fixed charges. Fixed charges consist of net interest expense and the portion of operating rental expense which management believes is representative of the interest component of rent expense, less amounts that represent amortization of deferred financing fees and debt issuance costs. The deficiency in the amount of earnings compared to fixed charges was $676 for the period ended March 24, 1997.